Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File No.: 001-13397

Bunge/Corn Products

Customer and Supplier Q+A

1.              Does this change anything in the near-term?

•             In the near term, it is “business as usual.”  There are no changes to your commercial contacts, contracting, customer service, etc.

•             When the transaction closes and as the integration occurs, there could be some changes in day-to-day operations, but overall we view this combination as an opportunity to provide a better product portfolio, provide a single source for products, and increase the innovation of our offerings.

•             We will work to maintain our high standards of customer and supplier relationships

2.              How will this affect my current contract and/or pending orders with Bunge?

•             This transaction does not impact your current contract or pending orders with Bunge.

3.              If I am also a customer of Corn Products, will I be able to place a joint order going forward?

•             We anticipate that one of the benefits of this combination will be improved service for customers, and this includes serving as single source for a broad portfolio of products.

•             As the integration planning moves forward, we will work with our sales and distribution teams to ensure the best processes and systems to put in place after closing.

4.              If I am also a customer of Corn Products, which sales contact should I use going forward?

•             In the near-term, please contact your current sales representative.  As the integration planning moves forward, we will be working with the experienced sales teams of both companies to design the best processes and systems to serve our customers following the closing.  Should your contact change, we will communicate that to you.

5.              When will the two companies be fully integrated and operational?

•             Once the transaction is complete, the combined company will work to become fully integrated as quickly as possible.  However, it is too soon to put a timetable forward.  The integration will be a careful and deliberate process.

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Cautionary Statement Concerning Forward-Looking Statements

This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc. and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and

Bunge/Corn Products

similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.

Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below.  Risks and uncertainties relating to the proposed merger include:  required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger.  Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information.  The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.

Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.